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15.0%   Interest Rate ?

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Invested of $80,000 minimum ?

$100
Minimum investment

The Dumpling Bros, LLC

Denton, TX

- A **top-rated food truck** in North Texas uniquely serving Korean-inspired street food and dumplings
- **Expanding operations** with a second food truck to keep up with growing demand
- A **mission-driven business** with a core values of **faith, integrity and love**
- Within minutes of **two university campuses and 50,000+ students**
- This investment is secured by a **blanket lien on all assets** of the business ?

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Company Description

One of the top-rated food trucks in one of the fastest growing cities in the country, The Dumpling Bros (TDB) is ready to begin operations on its second vehicle.

TDB specializes in authentic, hand-made Korean dumplings (also called "Mandu"). The recipe has been passed down through generations, making its way from Seoul, Korea to Queens, NY to Denton, TX. The team prides itself on preparing everything from scratch using fresh, locally-sourced ingredients.



TDB's home base is in downtown Denton, approximately 30 miles north of Dallas-Ft. Worth and home to both The University of North Texas (35,000+ students) and Texas Woman's University (15,000+ students).

Its unique offering of Korean-style dumplings along with a variety of other street-influenced Korean cuisine make it one of the only Korean food options within 20 miles and the only Korean dumpling food truck in the state of Texas. John's cooking talents, developed under the tutelage of his late father Chef Thomas Kang, are now flourishing with TDB.

Normally stationed near Eastside Drafthouse, TDB has also established a rotation at local food truck parks, farmers markets on weekends, and various festivals and events. In 2016, the truck began servicing site visit requests (organizations, corporate, events, and etc.), increasing revenue by 30%. In addition to University and corporate relationships, the team has expanded its services to 90% of the Denton Independent School District and both major hospitals in the city. A second truck will allow the business to meet the growing demand for its catering services, continue cultivating its base of loyal clientele in the Denton community, and expand its reach into the greater Dallas metroplex. The Issuer expects revenue to double with the increased capacity and improved scale.





Voted among the Top 3 food trucks in Denton in 2017.

The Dumpling Bros is more than just a growing business; it is a business deeply devoted to serving the Denton community. TDB is built upon its core values of Faith, Integrity and Love. The truck serves as a platform to pay forward the support John has received by being a source of positivity for others in the community.

TDB strategically rents its kitchen-commissary from Zera Coffee Company. Zera is part of The Denton Freedom House's rehab program, designed to provide work training and embed community service into the members' lives as part of their redemption. TDB's rent contributes towards the program, and TDB employs select graduates from the Freedom House to give them a second chance.

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Key Terms

Issuer	The Dumpling Bros, LLC
Securities	Term Notes
Offering Amount	Minimum of $80,000 to Maximum of $95,000
Interest Rate ?	**15%**
Payments ?	**Monthly**
Maturity ?	**48 months**
Security Interest ?	Blanket lien on all assets of the business
Ownership % Represented by Securities	**0%.** Investors will not receive any equity interests in the Issuer or any voting or management rights with respect to the Issuer as a result of an investment in Securities.

Use of Proceeds

The Dumpling Bros is ready to grow and further build out its infrastructure.

The team purchased a second truck earlier in the year, and funding proceeds raised on NextSeed will be put towards outfitting the truck to make it fully functional. Proceeds will also be used to upgrade its commissary (purchase equipment) and provide additional working capital for the business's operations.

Any additional funds above the minimum target will be put towards marketing, packaging, distribution, and online sales operations.



Total Payment Calculator

Principal	Interest Rate*	Term	Total Payment*
$100 ⇕	15.0%	48 months	$134



* Payment for any given month (including the total payment at the end of the final month) indicates the cumulative amount contractually required to be paid to an investor after the end of that month, assuming the loan is not prepaid. This calculation is a mathematical illustration only and may not reflect actual performance. It does not take into account NextSeed fees of 1% on each payment made to investors. Payment is not guaranteed or insured and investors may lose some or all of the principal invested if the Issuer cannot make its payments.

Bonus Rewards

EARLY BIRD REWARD
First 50 investors who invest $500 or more will receive a $25 TDB Loyalty Card to be used at either truck

Invest $1,000 or more
2 VIP passes to the TDB #2 launch party at Eastside Drafthouse (includes 2 free meals from TDB's new truck)

Invest $2,500 or more
Everything above, plus **2 drink tickets from Eastside**

Invest $5,000 or more
Everything above, plus a **$250 credit** for TDB to cater your event

Invest $10,000 or more
Everything above, plus an **additional $250 credit** for catering ($500 credit total)



Business Model

The Dumpling Bros is a food truck business operating out of Denton, TX. The truck serves the community of Denton including the 50,000+ students at the local universities.

Since TDB's inception in October 2015, its presence in food truck parks has accounted for the majority of its revenue and reach. The Dumpling Bros food truck is located minutes away from both the University of North Texas and Texas Woman's University, and both student populations have been big supporters of TDB. Catering and requested site visits have slowly grown, as private companies and organizations have increased their requests for TDB to service their luncheons and events. The truck serves both hospitals in the city and 90% of schools in the Denton Independent School District.

Currently, TDB is restricted by a desire to serve its normal food park rotation and provide its loyal customer base with a consistent presence. With an additional food truck, TDB will be able to maximize its catering and special on-site services while continuing to support its core base. Catering and site visits comprise just 25% of existing revenue, and there is a significant opportunity for growth within both the existing market and the greater Dallas-Fort Worth metroplex.

 

Aside from a small café on UNT's campus, the next closest Korean cuisine option is over 20 miles away. In addition, The Dumpling Bros is the only Korean dumpling food truck in the state of Texas. The team plans to continue its expansion to grow its presence in the Dallas-Fort. Worth area and beyond.

TDB has also developed a frozen, pre-packaged dumpling offering. This product is currently sold from the food truck exclusively, but the team has been testing the product's viability through both e-commerce and has begun exploratory conversations with grocery retailers.

The Dumpling Bros utilizes Internet marketing, cross-promotion, sponsorships, and

word of mouth to promote the business. Most of TDB's fans communicate with the truck through Facebook (over 2,500 followers in one year), Instagram, and Twitter. The team also attends local farmers markets and plans to attend trade shows once the second food truck is launched.

The Dumpling Bros opened for business in October 2015. Through the end of 2016, the business had grossed over $155,000 in revenue, and it plans to reach $200,000 in gross sales in 2017 with its single truck. With an additional truck, the team forecasts $450,000-$500,000 in combined gross sales by 2018 with continued growth driven by the addition of new trucks and scaling of operations.

TDB's team is comprised of 7 full- and part-time staff, including the owners. With its relationship with The Denton Freedom House, TDB is able to staff up quickly as needed.

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Location Analysis

The Dumpling Bros has an existing food truck that is regularly stationed at 208 N Austin St, Denton, TX 76209, which is connected to Eastside Drafthouse, a popular rustic bar focused on beer and brown spirits. The commissary kitchen is located at Zera Coffee (420 E McKinney Street, Denton, TX 76209), just a few blocks away.


W University Dr
Texas Woman's University
RAYZOR RANCH
N Elm St
N Locust St
Denton
E McKinney St
University of North Texas
1 km
1 mi
Leaflet
The Dumpling Bros are parked within minutes of two universities and freeway access.

The City of Denton is a vibrant and thriving community, with the atmosphere of a small-town vibe that's just a short drive away from the big city. Denton is just over 30 miles north of Dallas and Fort Worth where I-35 East meets I-35 West. The educated and creative residents value sustainability and collaboration, as evident in the city's vibrant art and music scene. With two universities (and more than 50,000 students), two hospitals, an industrial district, and a lively downtown and entrepreneurial community, Denton is one of the top 25 fastest-growing cities in the country and was ranked the No. 1 Best Small Town in America by Rand McNally, USA Today and Business Insider in 2012.

The second food truck will be used for special events and corporate catering. If there are no events scheduled for the day, the food truck will be stationed at one of the following locations:

- Backyard on Bell, a food park in Denton, TX
- The Railyard, an upscale food park in Frisco, TX (North Dallas)
- ClearFork, a food park in Ft. Worth, TX

The median income of Denton County is approximately 131% of the national average, and average expenditures are approximately 107% of the national average. Total population is holding steady at an increasing rate of approximately 10% over the next ten years. (Piinpoint)

Leadership



John & Cassie Kang, *Founders & Co-owners*
TDB's vision and growth closely mirrors the redemption and spiritual growth of its founder, John Kang. After running with the wrong crowd and brushes with law, John hit rock bottom. It was in that moment of darkness that John found his faith, giving him the strength to rebuild his life.

John voluntarily enrolled himself in The Denton Freedom House, a faith-based rehabilitation program that helps to transition men from challenging situations and get their lives back on track. John is now a prominent success story of the program and one of its proudest supporters.

John turned his life around. He found a true partner and his biggest champion, Cassie, and together they now have three beautiful children. With his family's support and love, in 2015, John started TDB fulfilling a lifelong dream.

John handles daily operations, catering and special events, hiring and training, inventory management and distribution; while Cassie handles marketing, social media and administrative duties.

In addition to TDB, John and Cassie are active in their church. John serves as a group leader, guiding recovering addicts through his testimony and support.

recovering addicts through his testimony and support.



Cuong Mai, *Co-owner*
Cuong has over 13 years of experience in the food & beverage industry. Since graduating from the University of North Texas with a BA in Hospitality Management, Cuong started his own food truck business called The Pickled Carrot in September 2012. The popular Vietnamese food truck has expanded with multiple vehicles and was voted the Top Food Truck in Denton in 2017.

Having worked alongside TDB since its inception, Cuong has been an eyewitness to The Dumpling Bros' growth and John's dedication. They joined forces in April 2017 to expand their respective networks. Cuong handles the accounting, bookkeeping, payroll, accounts receivable and accounts payable for The Dumpling Bros.

History

October 2015
Opened with The Dumpling Bros first truck

October 2016
Purchased a second truck

April 2017
Partnered with Cuong Mai

July 2017
Anticipated build out of the second truck

January 2020
Two additional trucks operational within the next three years

 

  